EXHIBIT 99.1

ASM: TSX/NYSE American

Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 avino.com

NEWS RELEASE

September 16, 2025

AVINO ANNOUNCES INCLUSION IN GLOBAL JUNIOR GOLD MINERS INDEX (“GDXJ”)

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE) announces that it has been added to the Market Vectors Junior Gold Miners Index (“MVGDXJTR”) and the VanEck Junior Gold Miners ETF ("GDXJ"), effective at market close on September 19, 2025 pursuant to the GDXJ's semi-annual review and quarterly rebalance.

"We are excited to be included in the VanEck Junior Gold Miners ETF, a milestone that reinforces the investment case for Avino Silver & Gold Mines Ltd.," said David Wolfin, President and CEO. "This inclusion reflects the hard work and dedication of our entire team and positions Avino to attract a broader base of institutional and retail investors. With La Preciosa advancing on plan, we are poised to execute on our clear path to transformational growth and becoming Mexico’s next intermediate primary silver producer."

The GDXJ is a globally recognized exchange-traded fund that tracks small-cap companies primarily involved in gold and silver development and mining. Inclusion in this ETF may increase Avino’s common share liquidity and further position Avino as attractive investment opportunity for investors seeking exposure to industry leading silver and gold projects.

For more information on MVGDXJTR and GDXJ, please visit:

https://www.marketvector.com/indexes/hard-asset/mvis-global-junior-gold-miners

https://www.vaneck.com/us/en/investments/junior-gold-miners-etf-gdxj/overview/

About Avino:

Avino is a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company intends to maintain long-term sustainable and profitable mining operations to reward shareholders and the community alike through our growth at the historic Avino Property and the strategic acquisition of the adjacent La Preciosa which was finalized in Q1 2022. Early in 2024, the pre-feasibility Study on the Oxide Tailings Project was completed. This study is a key milestone in our growth trajectory. As part of Avino’s commitment to adopting sustainable practices, we have been operating a dry stack tailings facility for more than one year now with excellent results. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on X at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the expected operations at the Company’s mineral properties. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

For Further Information, Please Contact:

Investor Relations

Tel: 604-682-3701

Email: IR@avino.com